Exhibit 99.C1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” and to the use of our report dated January 15, 2013, relating to the statement of assets and liabilities, including the schedule of investments, of the PowerShares QQQ Trust, Series 1 as of September 30, 2012 and the related statements of operations and changes in net assets for each of the three years in the period then ended and the financial highlights for each of the five years in the period then ended in Post-Effective Amendment No. 20 to the Registration Statement (Form S-6 No. 333-61001) and related Prospectus of the PowerShares QQQ Trust, Series 1.

/s/ Ernst & Young LLP

New York, New York

January 30, 2013